UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of April, 2016

Commission File Number: 001-14270

NORTEL INVERSORA S.A.

(Translation of registrant’s name into English)

Alicia Moreau de Justo 50

Piso 11

C1107AAB-Buenos Aires

Argentina

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

NORTEL INVERSORA S.A.

TABLE OF CONTENTS

Item
1.	Summary of the Resolutions approved by the Annual and Extraordinary General Stockholders’ Meeting held on April 29, 2016

2.	Members of the Board of Directors, Supervisory Committee, Audit Committee and External Auditors (Fiscal Year 2016)

3.	English translation of letter dated April 29, 2016 to the Argentine Comisión Nacional de Valores (National Securities Commission) regarding Deduction and Distribution of the “Voluntary Reserve for the Future Distribution of Dividends”

4.	Press release dated April 29, 2016 titled “Nortel Inversora S.A. announces the payment of cash dividends”

Item 1

NORTEL INVERSORA S.A.

Summary of the Resolutions approved by the Annual and Extraordinary General Stockholders’ Meeting held on April 29, 2016 (the “Meeting”).

There was one (1) stockholder present, by proxy, with an aggregate of 5,330,400 book-entry shares of common stock, with an aggregate par value of $53,304,000 and 5,330,400 votes, which represent 78.38% of the capital stock and 100% of the votes.

1)	“Appointment of the persons in charge of approving and signing the Minutes.”

The Meeting resolved that the Minutes be signed by the attorney-in-fact of Sofora Telecomunicaciones S.A., by the Company’s President, Mr. Baruki Luis Alberto González, and by the regular member of the Supervisory Committee, Mr. Pablo Buey Fernández.

2)	“Consideration of the documents prescribed by Section 234, subparagraph 1 of Law 19,550, the Rules of the Comisión Nacional de Valores (CNV) [Argentine Securities Commission] (the “CNV Rules”) and the Buenos Aires Stock Exchange, and the English language accounting documents prescribed by the United States Securities and Exchange Commission for Fiscal Year 2015.”

The Meeting resolved to approve the documentation of Fiscal Year 2015 (Annual Report –including the Report on Level of Compliance of the Corporate Governance Code, issued pursuant to Schedule IV of Title IV of the CNV Rules (N.T. 2013) –which includes a reasonable security report issued by the independent external auditors without qualifications nor observations, and which has been analyzed by the Supervisory Committee, as declared in the Supervisory Committee’s Report-, Supplementary Financial Information relating to Fiscal Year 2015, as required by paragraph a.3) of Section 1, Chapter I, Title IV of the CNV Rules (N.T. 2013), Report pursuant to Section 12, Chapter III, Title IV of the CNV (N.T. 2013) and Section 68 of the Listing Rules of the Buenos Aires Stock Exchange, Financial Statements with all their Charts, Notes and Schedules, Report of the Supervisory Committee, Annual Report of the Audit Committee, and all other documents relating to such fiscal year, including the financial documents in English language required by the U.S. Securities and Exchange Commission), in the form in which such documents were approved by the Board of Directors, the Supervisory Committee and the Audit Committee, respectively.

3)	“Consideration of the non-appropriated profit amount as of December 31, 2015 of AR$ 1,891 million. The Board of Directors’ proposal consists of attributing AR$ 1,891 million to “Voluntary Reserve for the Future Distribution of Dividends". Board of Directors’ authorization to deduct and distribute the “Voluntary Reserve for the Future Distribution of Dividends”.

The Meeting resolved to allocate the aggregate non-appropriated profit amount as of December 31, 2015, which amounts to AR$1,891 million, to increment the already existing Voluntary Reserve for the Future Distribution of Dividends.

It also resolved to authorize the Board of Directors to approve the timing and amounts to be deducted from the Voluntary Reserve for the Future Distribution of Dividends, taking into account Nortel’s future economic and financial conditions, and liquidity, and the subsequent distribution of such amounts as cash dividends.

4)	“Consideration of the performance of the members of the Board of Directors and the Supervisory Committee who have served since April 29, 2015 until the date of this Stockholders’ Meeting, and whose performance has not been previously considered”.

The meeting resolved to approve the performance of all the members of the Board of Directors and the Supervisory Committee who have served since April 29, 2015 until the date of this Meeting, and whose performance has not been previously considered.

5)	“Consideration of the compensation of the Board of Directors for their performance during Fiscal Year 2015, from April 29, 2015 until de date of this Stockholders’ Meeting.”

The Meeting resolved to approve compensation for services rendered by the members of the Board of Directors during Fiscal Year 2015, since April 29, 2015 until the date of this Meeting, in an aggregate amount of AR$6,235,000 to be distributed among the Board’s members in the manner to be decided by Nortel’s Board of Directors, against which all advance payments received by the directors during Fiscal Year 2015 and until the date of the Meeting will be computed.

6)	“Authorization to the Board of Directors to make advance payments of fees to those directors who shall perform their duties during Fiscal Year 2016, from April 29, 2016 until the annual stockholders’ meeting during which financial documents for Fiscal Year 2016 will be considered, subject to further consideration at such stockholders’ meeting.”

The Meeting authorized the Board of Directors to make advance payments to all Board’s members serving during Fiscal Year 2016, since April 29, 2016 until the date of the stockholders’ meeting in which the financial documents for such year will be considered, subject to further consideration at such stockholders’ meeting.

7)	“Consideration of the fees payable to the Supervisory Committee for their performance during Fiscal Year 2015, from April 29, 2015 until the date of this Stockholders Meeting.”

The Meeting resolved to approve compensation in an aggregate amount of AR$1,096,000 for the Supervisory Committee for services rendered during Fiscal Year 2015, and to authorize the Supervisory Committee to distribute such compensation in the manner it deems convenient, against which all advance payments received by the members of the

Supervisory Committee during Fiscal Year 2015 and until the date of the Meeting will be be computed.

8)	“Authorization to make advance payments of fees to those Supervisory Committee members who shall perform their duties during Fiscal Year 2016, from April 29, 2016 until the annual stockholders’ meeting during which financial documents for Fiscal Year 2016 will be considered, subject to further consideration at such stockholders’ meeting.”

The Meeting authorized the Board of Directors to make advances to the members of the Supervisory Committee serving during Fiscal Year 2016, since April 29, 2016 until the date of the stockholders’ meeting in which the financial documents for such year will be considered, subject to further consideration at such stockholders’ meeting.

9)	“Election of the regular and alternate members of the Supervisory Committee for Fiscal Year 2016.”

The Meeting resolved to approve the appointment of Messrs. Diego Emilio Rangugni, Pablo Andrés Buey Fernández and Tomás José Arecha as regular members of the Supervisory Committee, and, as alternate members, Messrs. Javier Alegría and Facundo Genis (as alternates for any of Messrs. Diego Emilio Rangugni and Pablo Buey Fernández) and Mr. Marcelo Gustavo Barreiro (as alternate for Mr. Tomás José Arecha).

It was informed at the Meeting that Messrs. Diego Emilio Rangugni, Pablo Andrés Buey Fernández, Tomás José Arecha, Javier Alegría, Facundo Genis and Marcelo Gustavo Barreiro have submitted the acceptance to their appointments in advance and, pursuant to Section 79 of Law No. 26,831, it was informed that Messrs. Diego Emilio Rangugni, Pablo Andrés Buey Fernández, Tomás José Arecha, Javier Alegría, Facundo Genis and Marcelo Gustavo Barreiro are lawyers, and that all of them qualify as “Independent”, pursuant to the standard set forth by the Technical Resolutions issued by the Federación Argentina de Consejos Profesionales de Ciencias Económicas (the Argentine Federation of Boards of Professionals in Economic Sciences), applicable for the determination of independence of the members of the Supervisory Committee pursuant to Section 12th, Chapter III, Title II of the CNV Rules (N.T. 2013). In addition, it was informed that neither the proposed members of the Supervisory Committee nor the firms which they belong to, nor any other professionals belonging to such firms, have ever been external auditors of the Company, nor will they be proposed as such by Sofora Telecomunicaciones S.A.

10)	“Determination of the compensation to the external auditors for the financial statements corresponding to Fiscal Year 2015.”

The Meeting approved an amount of AR$353,320 (VAT included) as fees for the audit services rendered by Price Waterhouse & Co. SRL as external auditors on the Company’s financial statements for Fiscal Year 2015.

11)	“Consideration of the extension for three years (fiscal years 2016, 2017 and 2018) of the period during which the current external auditors (Price Waterhouse & Co. SRL) may continue auditing the Company, pursuant to the provisions of Resolution No. 639/2015 of the Comisión Nacional de Valores (CNV) [Argentine Securities Commission]).”

The Meeting approved the extension for three years of the rotation period of the current external auditors, to allow the firm Price Waterhouse & Co. SRL to have the possibility of acting as external auditor of the Company during the fiscal years ending on December 31, 2016, 2017 and 2018, if the respective stockholders’ meetings nominate such firm to perform those services.

12)	“Appointment of external auditors for financial statements for Fiscal Year 2016 and determination of their compensation.”

The Meeting approved the appointment of Price Waterhouse & Co. SRL as external auditors of the Company for Fiscal Year 2016. The Meeting also approved that the external auditors’ fees be fixed by the stockholders’ meeting in which the financial documents for Fiscal Year 2016 will be considered, and to authorize the Audit Committee to decide the manner in which the external auditors’ services will be rendered and to make advance payments of fees. The Meeting made a record of the fact that Mr. Mario Angel Julio will serve as regular certifying accountant, and Messrs. Marcelo Pfaff and Walter Zablocky will serve as alternates, having all of them submitted before the Comisión Nacional de Valores and the Buenos Aires Stock Exchange, the sworn statements required by Section 104 of Law No. 26,831 and Section 22, Chapter III, Title II, of the CNV Rules (N.T. 2013).

13)	“Consideration of the Audit Committee budget for Fiscal Year 2016.”

The Meeting approved a budget of AR$150,000 for the activities of the Audit Committee during Fiscal Year 2016.

Mr. Alejandro Romero, representing the Buenos Aires Stock Exchange, and Ms. María Parodi, representing the CNV, attended the Meeting.

María Blanco Salgado

Attorney-in-fact

Item 2

NORTEL INVERSORA S.A.

Members of the Board of Directors, Supervisory Committee, Audit Committee and External Auditors (Fiscal Year 2016)

Resolutions passed by the Annual and Extraordinary General Stockholders’ Meeting held on April 29, 2016 and by the Board of Directors, the Supervisory Committee and the Audit Committee’s meetings held on April 29, 2016, in connection with the members of the Board of Directors, the Supervisory Committee, the Audit Committee and External Auditors of Nortel Inversora S.A.

BOARD OF DIRECTORS: President: Baruki Luis Alberto González. Vice-President: Eduardo Federico Bauer. Directors: Saturnino Jorge Funes, José Luis Galimberti, Julio Pedro Naveyra, José Carlos Cura and Patricio Gómez Sabaini. Alternate Directors: Javier Errecondo, Christian Whamond and Ignacio Villarroel (alternates for any of Messrs. Baruki Luis Alberto González, Saturnino Jorge Funes and José Luis Galimberti), Pablo Rodrigo Tarantino (alternate for Mr. Eduardo Federico Bauer), Fabiana Leticia Marges (alternate for Mr. Julio Pedro Naveyra), Juan Ignacio Cosentino and Mario Biondi (alternates for any of Messrs. José Carlos Cura and Patricio Gómez Sabaini). The members of the Board of Directors shall serve for three fiscal years (until the stockholders’ meeting in which the financial documents for fiscal year 2016 will be considered).

SUPERVISORY COMMITTEE: Regular Members: Pablo Andrés Buey Fernández (President), Diego Emilio Rangugni and Tomás José Arecha. Alternate Members: Javier Alegría and Juan Facundo Genis (alternates for any of Messrs. Diego Emilio Rangugni y Pablo Andrés Buey Fernández) and Marcelo Gustavo Barreiro (alternate for Mr. Tomás José Arecha). The members of the Supervisory Committee shall serve for one term (until the stockholders’ meeting in which the financial documents for fiscal year 2016 will be considered).

AUDIT COMMITTEE: José Carlos Cura, Patricio Gómez Sabaini and Julio Pedro Naveyra (“financial expert” of the Audit Committee) All of them have expertise and experience in business and/or financial and/or accounting matters, as required by Section 15, Part V, Chapter III, Title II, of the CNV Rules (N.T. 2013). The members of the Audit Committee shall serve for one term (until the stockholders’ meeting in which the financial documents for fiscal year 2016 will be considered).

EXTERNAL AUDITORS FOR FISCAL YEAR 2016: Estudio Price Waterhouse & Co. S.R.L. Regular Certifying Accountant: Mario Angel Julio. Alternate Certifying Accountants: Marcelo Pfaff and Walter Zablocky.

María Blanco Salgado

Attorney-in-fact

Item 3

NORTEL INVERSORA S.A.

Buenos Aires, April 29, 2016

Messrs.

Comisión Nacional de Valores

(“CNV” or National Securities Commission)

Marcos Ayerra

S.              /                     D

Dear Sir:

Re: Deduction and Distribution of the

“Voluntary Reserve for the Future Distribution of Dividends”

As Officer in Charge of Market Relations NORTEL INVERSORA S.A. (“Nortel” or the “Company”), I hereby notify you that on the date hereof, Nortel’s Board decided to deduct an amount from the “Voluntary Reserve for the Future Distribution of Dividends” (the “Reserve”) created by resolution of the Annual and Extraordinary General Stockholders’ Meeting held on April 27, 2012, which was increased by resolutions of the Annual and Extraordinary General Stockholders’ Meetings of Nortel held on April 26, 2013, April 29, 2014 , April 29, 2015 and April 29, 2016 (the “Stockholders Meetings”).

As of today, the Reserve – after the previous distributions- amounted to AR$ 8,891,418,077.80. From such aggregate amount the Board resolved to deduct and distribute as cash dividends an amount of AR$ 380 million, as a result of which the above mentioned Reserve has been reduced to AR$ 8,511,418,077.80.

In addition, the Company’s Board resolved that the cash dividends be made available to the shareholders as of May 17, 2016, or any following date pursuant to applicable law at the jurisdictions where Nortel’s shares are listed. The following amounts are therefore due:

a)	to the Class B preferred shares, pursuant to the terms of issuance of such shares, an aggregate dividend of AR$ 186,045,013.20, which amounts to AR$ 126.5220718757 for each Class B preferred share, 1,265.220718757 % of its par value (AR$10), and AR$ 6.3261035938 per ADR; and

b)	to the shares of common stock, an aggregate dividend of AR$ 193,954,986.80, which amounts to AR$ 36.38657264 for each share of common stock, representing 363.8657264 % of its par value (AR$10).

The Company will publish the corresponding payment notice in the Financial Information Highway (“AIF”), within the period provided by Section 40 of Chapter III of Title II of the Rules of the Comisión Nacional de Valores (NT 2013).

The Company’s Board resolved the deduction from the Reserve and the distribution of dividends pursuant to the powers granted by the Stockholders’ Meetings to approve the timing and amounts to be deducted from the Reserve and subsequently distributed to the shareholders.

María Blanco Salgado

Officer in Charge of Market Relations

Item 4

Nortel Inversora S.A. Announces the payment of cash dividends

BUENOS AIRES, Argentina, April 29, 2016 /PRNewswire/ -- Nortel Inversora S.A. (“Nortel” or the “Company”) (NTL) holding company of Telecom Argentina S.A., announces that during its meeting held today, the Board decided to deduct an amount from the "Voluntary Reserve for the Future Distribution of Dividends", pursuant to the powers granted by the Annual and Extraordinary General Stockholders' Meetings held on April 29, 2016. The Board has resolved to deduct and distribute as cash dividends an amount of AR$ 380 million. Payment of such dividends will begin on May 17, 2016, or any following date pursuant to applicable law at the jurisdictions where Nortel's shares are listed.

The following amounts will be distributed:

a)	to the Class B preferred shares, pursuant to the terms of issuance of such shares, an aggregate dividend of AR$ 186,045,013.20, which amounts to AR$ 126.5220718757 for each Class B preferred share, representing 1,265.220718757 % of its par value (AR$10), and AR$ 6.3261035938 per ADR; and

b)	to the shares of common stock, an aggregate dividend of AR$ 193,954,986.80, which amounts to AR$ 36.38657264 for each share of common stock, representing 363.8657264 % of its par value (AR$10).

Pursuant to the terms and conditions of issuance of the "Class B" Preferred Shares., the dividend approved for the holders of "Class B" Preferred Shares represents 48.959214% on the dividend referred to in paragraphs (a) and (b) of this notice, considered in the aggregate, while the dividend approved for the holders of shares of common stock represents the remaining 51.040786%

For stockholders, Record Date is May 16, 2016 and Payment Date is as from May 17, 2016.

For holders of American Depositary Receipts (ADRs), the Record Date is also May 16, 2016 and Payment Date is as from May 17, 2016. For such holders, payment will be made through JPMorgan Chase Bank N.A., Depositary under the ADRs program.

Please note that Nortel will deduct from the dividend –when applicable– the amounts paid by Nortel as tax on personal property (under unnumbered Section after Section 25 of Argentine Law No. 23,966, as amended) corresponding to fiscal year 2015, pro rata all applicable shareholders, except when such shareholders show: (i) that they have deposited the corresponding tax in Nortel's account; or (ii) that they hold no shares of Nortel as of December 31, 2015.

In addition and if applicable, Nortel will withhold 10% of the cash dividend as Income Tax pursuant to Section 90, last paragraph, of Law 20,628, as amended, incorporated by Law 26,893.

With respect to Class B preferred shares and holders of ADRs, taking into account the time needed to determine which shareholders owe such tax, payment of the dividends to those shareholders will be made within ten days of the date on which they are made available, pursuant to Section 90 of the Listing Rules of the Buenos Aires Stock Exchange.

CONTACT: María Blanco Salgado, Officer in Charge of Market Relations, 54-11-4968-3631

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Nortel Inversora S.A.

Date:	April 29, 2016	By:	/s/ María Blanco Salgado
			Name:	Maria Blanco Salgado
			Title:	Officer in Charge of Market Relations